Exhibit 99.1

KBS Fashion Group Limited Announces Second Quarter 2016 Financial Results

SHISHI, China, November 7, 2016 — KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced its unaudited financial results for the second quarter of 2016. The unaudited consolidated financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

Second Quarter 2016 Financial Highlights

●	Net revenues for the second quarter of 2016 decreased by 41% YoY to $7.91 million, compared to $13.5 million in the prior year period.
●	Gross profit was $1.75 million, or 22% of revenue, compared to $3.82 million, or 28%, in the prior year period.
●	Profit for the period was $0.08 million for second quarter of 2016, compared to $1.2 million for the same period in 2015, representing a decrease of $1.15 million. Net margin was 1% for the quarter period ended June 30, 2016, compared to a net margin of 9% during the same period last year. Non-GAAP net income, which excludes the provision of the change in fair value of warrants and on-recurring fees related to NASDAQ listing compliance, was $0.07 million compared with $1.2 million for the same period last year.
●	Net income attributable to the Company per fully diluted share was $0.0029, compared to $0.05 in the prior year period. Non-GAAP net income per fully diluted share, which excludes the provision of the change in fair value of warrants and non-recurring fees related to NASDAQ listing compliance, was $0.0028 compared with $0.05 for the same period last year.

 Mr. Keyan Yan, Chairman and CEO of the Company commented, because our clients order most of their spring and summer collections in the first quarter of year 2016, the second quarter of the year is considered a slow season of our industry, so the performance of second quarter has decreased as compared the same period of last year. We have also closed some corporate stores in year 2015 and made an effort to access the new and faster growing smaller regional cities instead of the larger cities, as well as efforts on sales to online shop and multi-brand stores. We expect to have a better performance in the third quarter of year 2016.

Starting in 2015 we have also developed a new channel of sales involving wholesale to online shop and multi-brands stores, and we have made progress on this part of our sales strategy starting from the first quarter of year 2016. We have spent considerable time to demonstrate our products on some of the internet platforms as well as setting up international sales group. These channels will be a key driver for our future growth in next and following periods.

Additionally, in year 2015 we have expanded our R&D department and established a strong design team. Our current design team is able to capture fashion trends and product designs, transforming design concepts into commercially viable products with quality and reasonable cost.

Finally, we just moved in to our new office building and factory in the first quarter of year 2016. Our factory currently has an annual capacity of producing five million articles of clothing, which will allow us to best position the Company for taking advantage of the rising demand for the provision of third party manufacturing services from regional and international customers.

With these advantages, we also expanded our sales department by employing international sales staff. So we expect our revenue to grow in the second half of 2016 and we believe we are on track to deliver profits in excess of $3 million for 2016, excluding the provision of the change in fair value of warrants and our non-recurring fees related to our recent transactions.

Second Half 2015 Results

Revenue

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment is as follows:

By business	Distribution network		Corporate stores		OEM		Consolidated
	Three months ended June 30, 2016	Three months ended June 30, 2015	Three months ended June 30, 2016	Three months ended June 30, 2015	Three months ended June 30, 2016	Three months ended June 30, 2015	Three months ended June 30, 2016	Three months ended June 30, 2015
Segment revenue	6,826,543	9,292,155	479,981	3,443,823	607,775	768,040	7,914,299	13,504,019
% of Sales	86%	69%	6%	26%	8%	6%	100%	100%
Segment gross margins	1,365,915	2,244,128	164,471	1,288,509	218,233	286,245	1,748,618	3,818,882
Gross margin rate	20%	24%	34%	37%	36%	37%	22%	28%

Segment sales

For second quarter ended June 30 2016, total revenue was approximately $7.91 million, decreasing 41.3% from $13.5 million for quarter ended June 30, 2015. The Company reports financial and operating results in three segments: distributor network, corporate stores and ODM.

Distributor Network — Revenue from the Company's distributor network reached approximately $6.83 million for the three month period ended June 30, 2016, a decrease of 26% from $9.29 million in the prior year. The distributor segment accounted for 86% of the total revenue for the period, compared to 69% during previous year. Gross profit margin for the Company's distributor network decreased to 20% from 24% for last year. The gross profit rate decreased due to the increase of wholesaler sales to online customers and mixed-brand stores. The gross profit margin of these parts is usually lower as compared with other segments and it accordingly decreased the general gross profit margin.

The Company's distributor network consisted of 30 distributors in 15 provinces in the three month period ended June 30, 2016. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. As of June 30, 2016, distributors operated a total of 60 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores and online shops.

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of June 30, 2016:

Location	As of June 30, 2016
Fujian	11
Guangdong	2
Guangxi	10
Jiangsu	4
Anhui	1
Zhejiang	2
Chongqing	7
Inner Mongolia	1
Tianjin	4
Hebei	5
Heilongjiang	6
Sichuan	7
Total	60

Corporate Stores — Total retail revenue for corporate stores for the second quarter ended June 30, 2016 decreased to approximately $0.48 million, compared to $3.44 million during the same period last year, representing a decrease of 86%. As of June 30, 2016, the Company operated 2 corporate stores, both located in Fujian, compared with 12 stores as of June 30, 2015.

The corporate stores segment contributed 6% of total revenue, compared to 26% in year 2015. Gross profit margin for the Company's corporate stores was 34%, compared to 37% in year 2015. This margin compression is primarily due to promotions made in the two remaining corporate stores. Due to fierce competition from online sales, the company holds regular promotional events in their corporate stores. Furthermore, the corporate stores are also flagship stores for our distributors which emphasize the importance of promoting our brand awareness and market position.

OEM — The OEM segment is comprised of products that are designed and sold by our clients, but manufactured by us. Revenue from the OEM segment decreased by 20% to $0.60 million for the second quarter ended June 30, 2016, compared to $0.77 million during the same period last year. Gross profit margin slightly decreased to 36% from 37% of same period of year 2015.

Cost of sales and gross profit rate

Cost of sales was $6.16 million for second quarter of year 2016, a decrease of 36% from $9.68 million in the prior year period. Gross profit for year for second quarter of year 2016 was $1.75 million, compared to $3.82 million in second quarter of 2015. Due to the decrease in the unit prices offered by our distributor network to online shops and mixed-brand stores in the second quarter of year 2016 and the increasing depreciation expense of building 2 in Anhui, the gross profit rate decreased from 28% in the second quarter of 2015 to 22% in the second quarter of 2016.

Administrative expense

Administrative expenses increased by $0.856 million, or 188%, to $1.31 million for second quarter ended June 30, 2016, from $0.45 million for the prior year period. The increase of $0.856 million was mainly due to the depreciation of new office building in Anhui which was built at the end of year 2015 and increasing design expense including increased design department staff salary and outsourcing design expense.

Distribution and selling expenses

Selling and distribution expenses decreased by $0.83 million, or 47%, to $0.94 million for the second quarter ended June 30, 2016, from $1.78 million for the prior year period. Selling expenses accounted for 12% of total revenue, compared to 13% for the same period last year. The decrease in selling expenses was mainly due to the reduction in the expenses attributable to corporate stores, including staff salary, rental expense and other corporate stores expense.

Profit for the year

Profit for the year was $0.08 million for second quarter ended June 30 2016, compared to $1.23 million for the same period in 2016, representing a decrease of $1.15 million. Net margin was 1% for the second quarter ended June 30 2016, compared to a net margin of 9% during the same period last year.

Non-GAAP net income, which excludes the provision of the change in fair value of warrants and on-recurring fees, was $0.074 million for second quarter ended June 30 2016, compared with $1.23 million for the same period last year.

Net income attributable to the Company per fully diluted share was $0.0029 compared to $0.05 in the prior year period. Non-GAAP net income per fully diluted share, which excludes the provision of the change in fair value of warrants and non-recurring fees, was $0.0028 compared with $0.05 for the same period last year.

Cash and Cash Equivalents

Our cash and cash equivalents balance was $25.86 million at the period ended June 30, 2016, compared with $21.21 million for as of December 31, 2015, representing an increase of $4.65 million, or 18%. The increase of cash was mainly due to the collection of account receivable and the profit of the past year.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 60 KBS stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Mr. Themis Kalapotharakos

Director

T: +306932284718
E: Themis.Kalapotharakos@RemiMaritime.com

Ms. Lisa Tu
Chief Financial Officer
T: +86 15859722469

E:lingsantu@hotmail.com

www.kbsfashion.com

KBS Fashion Group Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME(LOSS)

(Stated in US dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	USD	USD	USD	USD

Revenue	7,914,299	13,504,019	16,909,670	22,412,336
Cost of sales	(6,165,681)	(9,685,136)	(12,802,096)	(15,508,854)
Gross profit	1,748,618	3,818,882	4,107,574	6,903,481
GP ratio	22%	28%	24%	31%

Other income	22,858	31,622	168,010	112,322
Other gains and losses	884,226	4,253	882,883	2,619
Distribution and selling expenses	(947,766)	(1,778,772)	(1,918,295)	(3,523,158)
Administrative expenses	(1,311,825)	(455,256)	(2,183,832)	(1,025,058)
Operating profit	396,112	1,620,729	1,056,340	2,470,207

Finance costs	(23,260)	-	(23,326)	-
Change in fair value of warrant liabilities	3,409	-	3,409	13,603
Profit before tax	376,260	1,620,729	1,036,423	2,483,809

Income tax expense	(298,094)	(390,303)	(525,870)	(630,782)
Profit for the year	78,166	1,230,425	510,553	1,853,027

Other comprehensive income
-Currency translation differences	(2,683,709)	1,528,550	(2,175,404)	1,132,438
Total comprehensive income	(2,605,543)	2,758,975	(1,664,851)	2,985,465

Attributable to:
Owner of the Company	(2,605,543)	2,758,975	(1,664,851)	2,985,465
Minority interests	-	-	-	-

Outstanding shares	26,518,537	25,418,537	26,518,537	25,418,537

Profit per share - basic and diluted	0.0029	0.05	0.02	0.07

NON-GAAP Profit per share-basic and dilluted	0.0028	0.05	0.02	0.07

KBS Fashion Group Limited

Unaudited Consolidated Statements of Financial Position

(Stated in US dollars)

	June 30, 2016	December 31, 2015
Current assets
Cash and cash equivalents	25,859,551	21,214,080
Trade and other receivables	32,887,105	36,743,402
Related parties receivables	-	(0)
Inventories	3,688,104	3,527,695
Subsidies prepaid to distributors	-	516,231
Prepayments and premiums under operating leases	85,706	81,147
Prepaid lease payments	5,280	16,395

Total current assets	62,525,746	62,098,950

Non-current assets
Prepayments and premiums under operating leases	2,644,510	2,739,311
Prepayment for construction of new plant	7,011,940	7,160,523
Prepayment for acquisition of land use right	4,674,999	4,774,063
Construction in progress	-	-
Property, plant and equipment	29,026,061	30,536,721
Prepaid lease payments	660,113	670,643
Deferred tax asset	1,056,060	1,340,268
Total non-current assets	45,073,683	47,221,529

Total assets	107,599,429	109,320,479

Current liabilities
Short-term loans	1,583,424	-
Trade and other payables	5,104,448	4,978,465
Related parties payables	1,177,096	983,391
Income tax payable	142,337	2,401,742
Total current liabilities	8,007,304	8,363,598

Warrant liabilities	-	3,409

Total liabilities	8,007,304	8,367,007

Equity
Common stock	2,652	2,542
Additional paid-in capital	704,954	265,064
Capital reserve	5,359,811	5,359,811
Surplus reserve	6,069,457	6,069,457
Retained earnings	91,391,027	91,016,972
Foreign currency translation reserve	(3,935,777)	(1,760,373)
Total equity	99,592,125	100,953,473

Total liabilities and equity	107,599,429	109,320,480

KBS Fashion Group Limited

Unaudited Consolidated Statements of Cash Flow

For the Six Months ended June 30, 2016 and 2015

USD

	2016	2015
Operating activities	USD	USD
Profit before tax	510,553	1,853,027
Adjustments for:
adjust statutory reserve for year 2013
Finance costs	23,326	(48,513)
change in fair value of warrant liabilities	(3,409)	(13,603)
Interest income	(42,379)	(29,356)
Bad debt allowance	-	-
Depreciation of property, plant and equipment	1,002,309	1,134,812
Amortisation of prepaid lease payments	8,142	8,048
Amortisation of subsidies prepaid to distributors	516,232	534,859
Amortisation of prepayments and premiums under operating leases	77,548	(791,209)
Provision (Reversal) of inventory obsolescence	(449)	(88)
Loss (gain) on disposal of property, plant and equipment	1,752	-
		-
Operating cash flows before movements in working capital	2,093,625	2,647,976

(Increase) / Decrease in trade and other receivables	3,969,567	985,037
(Increase) / Decrease in prepayments and deferred expenses	(363,913)
Subsidies prepaid to distributors	(516,232)
(Increase) / Decrease in related parties receivables	-	155,178
(Increase) / Decrease in inventories	(236,497)	(495,851)
Increase / (Decrease) in trade and other payables	(1,075,709)	(820,116)
Increase / (Decrease) in related parties payables	198,579	(240,670)
Cash generated from operations	4,069,420	(416,422)
Deferred income tax	260,058
Income taxes paid	(1,098,083)	(634,770)
Net cash from operating activities	3,231,395	1,596,784

Investing activities
Interest received	42,379	29,356
Prepayments and premiums paid under operating leases	-	1,046,234
withdraw the prepayments and premiums paid under operating leases	-	-
Subsidies prepaid to distributors	-	-
Prepayment for construction of new plant	-	8,894,262
Prepayment for acquisition of land use right	-	-
Purchase of property, plant and equipment and construction in process	(114,528)	(295,727)
Prepayment on prepaid lease payments	-	-
Proceeds on disposal of property, plant and equipment	-	-
Net cash used in investing activities	(72,149)	9,674,125

Financing activities
Waiver of payable to Bay Peak	-	-
Interest paid	(23,326)	48,513
New bank loans raised	1,606,033	-
Repayment of borrowings	-	-
Reverse acquisition	-	-
Net cash used in financing activities	1,582,707	48,513

Net increase in cash and cash equivalent	4,741,953	11,319,422
Effects of currency translation	(96,482)	219,043

Cash and cash equivalents at beginning of year	21,214,080	20,604,583

Cash and cash equivalents at end of year	25,859,551	32,143,049

KBS Fashion Group Limited

Reconciliation of IFRS profit to non-GAAP profit

For the three Months ended June 30, 2015 and 2014

(Stated in US dollars)

	Three months ended June 30
	2016		2015
	USD		USD
	Unaudited	EPS	Unaudited	EPS
Profit for the period	$78,166	$0.00	$1,230,425	$0.05
Change in fair value of warrants	3,409		0
Non-GAAP profit for the period	$74,757	$0.00	$1,230,425	$0.05

No. of shares outstanding	26,518,537		25,418,537

Non-GAAP Financial Measures:

This press release contains certain non-GAAP financial measures. A reconciliation of these non-GAAP measure to their nearest comparable GAAP measure is included in the above table. As described more fully below, we believe the use of non-GAAP measures is an additional useful method of evaluating our financial condition and results of operations The non-GAAP financial measures disclosed should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the expected results calculated in accordance with GAAP and reconciliations to those expected results should be carefully evaluated. The non-GAAP financial measures we use may be calculated differently from, and therefore may not be comparable to similarly titled measures used by other companies.

Management uses this information to measure performance over time on a consistent basis and to identify trends related to the Company's financial condition and results of operations. Management believes that these non-GAAP measures provide investors with information regarding the underlying performance of the company's core business operating results.